September 29, 2009

Mr. H. Christopher Owings, Assistant Director
Ms. Alexandra M. Ledbetter, Attorney-Advisor
Ms. Ellie Bavaria, Special Counsel
Securities and Exchange Commission
Washington D.C. 20549

Re: Eco Building International
    Registration Statement on Form S-1
    Filed July 8, 2009
    File No. 333-160476

To Whom It May Concern:

On behalf of Eco Building International, a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 23, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

1. We understand that as stated in Rule 8-08 of Regulation S-X the Company's financial statements must be updated if they are 135 days or more before this registration statement is declared effective.

Plan of Distribution, page 11

2. The change has been made to remove the phrase "in the following table". The statement now reads "The persons listed in the table found on page 10 of this form S-1 plan to offer the shares shown opposite their respective names by means of this prospectus"

Description of Business, Page 15

3. A section has been added called "Time-Line" that discusses the projected completion (or start date if the task is ongoing) for the company's main marketing and operational goals.

4. The following statement has been added to the Registration Statement after the summary of total expenditures: "We do not intent to acquire capital assets during the next twelve months."

Plan of Operations, Page 17

5. In the paragraph directly under the discussion of total expenditures over the next 12 months we have placed the following disclosure as the first sentence "We have no assurance of expectations of earning any revenue during the first fiscal year."
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Total expenditures over the next 12 months are therefore expected to be $56,000.
With this expectation we will require approximately $45,000 in additional funds. We do not intent to acquire capital assets during the next twelve months.

We have no assurance of expectations of earning any revenue during the first fiscal year. While we have sufficient funds on hand to commence business operations, our cash reserves are not sufficient to meet our obligations for the next twelve-month period. As a result, we will need to seek additional funding in the near future. We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock.

The opening sentence has been revised to remove any suggestion that our President or the Company in general has a "World wide network of supply contacts". The sentence now reads as follows: "In the next twelve months following the date of the prospectus we intend to build a strong network of both suppliers and clients throughout the world and complete our corporate website."

6. We plan on procuring supplies from Europe and Asia while we plan of direction our initial sales efforts in Europe and North America. The Registration Statement has been revised to make this clear: "We plan to focus on finding new eco-friendly product suppliers throughout Europe and Asia for future sales focused in North America and Europe. We will be focused on finding low cost suppliers of eco-friendly products that best match our intended consumer's demands."

7. Please note in the section Professional fees, including the fees payable in connection with the filing of this registration statement, website and reporting obligations that the website is clearly defined as a cost included in the 12 month budget.

Compliance with Government Regulation, Page 18

8. Our business is providing web marketing and arranging for the facilitation of distribution through our corporate website. The physical delivery and distribution of products will be controlled by suppliers. The Registration Statement has be revised to make this clear both on Page 3 and on Page 15:
     "We intend to commence business operations by marketing and facilitating distribution of eco-friendly building supplies for sale throughout Europe and North America"

Market for Common Equity and Related Stockholder Matters, Page 19

9. The following language has been added to the section titled No Public Market for Common Stock. "In order to be quoted on the Over-the-Counter Bulletin Board, a market maker must file an application on our behalf. There is no guarantee this will happen."

Certain Relationships and Related Transactions, Page 24

10. The disclosure has been revised to disclose the aggregate purchase price of USD $3000.00 for Mr. Kidney's shares. "Mr. Kidney purchased 3,000,000 shares of Eco Building International at a price of $0.001 per share or an aggregate price of USD $3,000.00 on January 20, 2009."

     In addition the paragraph has been revised as to omit the final sentence that had no relevance.

Financial Statements, pg 24

11. According to our auditors and accountant contributed services ordinarily need not be reflected if the entity is in formation or development stages as Eco Building International is. The supporting documentation for this reasoning can be found in the "Accounting Disclosure Rules and Practices-Topic Seven: Related Party Matters"
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Report of Independent Registered Public Accounting Firm, Page F-1

12. George Stewart, CPA has issued and signed a new Report of Independent Registered Public Accounting Firm with the omission of any reference to "year ended May 31, 2009".

Balance Sheet, page F-2

13.  The loan from Mr. Kidney has been classified as a short-term liability.

     Exhibits

14. Exhibit 99.1 has been identified as a form of Subscription as requested. There is no Exhibit for US Residents as none of our shareholders reside in the United States.

15.  A new Auditor Consent letter has been filed as an exhibit by our auditors.